Filed pursuant to Rule 433

Registration Statement No. 333-182204

June 25, 2013

BRITISH TELECOMMUNICATIONS PLC

$600,000,000 1.625% Notes due 2016

PRICING TERM SHEET

Issuer:	British Telecommunications plc

1.625% Notes due 2016:

Size:	$600,000,000

Maturity Date:	June 28, 2016

Interest Rate:	1.625%

Interest Payment Dates:	June 28 and December 28, commencing December 28, 2013

Day Count Convention:	30/360

Price to Public:	99.683%

Benchmark Treasury:	0.500% due June 2016

Benchmark Treasury Price and Yield:	99-10 / 0.734%

Spread to Benchmark Treasury:	+100 bps

Yield:	1.734%

Optional Redemption:	Treasury Rate plus 15 bps

CUSIP:	111021 AH4

ISIN:	US111021AH43

Trade Date:	June 25, 2013

Expected Settlement Date:	June 28, 2013 (T+3)

Business Day:	New York and London

Listing:	Application will be made for the notes to be admitted to the official list of the U.K. Listing Authority and to the London Stock Exchange plc for the notes to be admitted to trading on the London Stock Exchange’s regulated market.

Denominations:	$200,000 x $1,000

Anticipated Ratings:	Moody’s: Baa2 (positive outlook) S&P: BBB (stable outlook) Fitch: BBB (stable outlook)

Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. RBS Securities Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, BNP Paribas Securities Corp. toll free at 1-800-854-5674, Deutsche Bank Securities Inc. toll free at 1-800-503-4611, HSBC Securities (USA) Inc. toll free at 1-866-811-8049 and RBS Securities Inc. toll free at 1-866-884-2071.

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